Exhibit 11.1
STREAMLINE HEALTH SOLUTIONS, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Fiscal Year
	2010	2009
Net earnings (loss)	$(2,950,617)	$1,288,108

Average shares outstanding	9,504,986	9,381,285
Stock options and restricted stock	—	149,606

Number of shares used in per common share computation	9,504,986	9,530,891

Basic net earnings (loss) per share of common Stock	$(.31)	$.14

Diluted net earnings (loss) per share of common stock	$(.31)	$.14